

Mail Stop 4628

August 23, 2016

Via Email
J. Kevin Vann
Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, Oklahoma 74172

> **Re:** **WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Response Dated July 7, 2016**
> **File No. 1-35322**

Dear Mr. Vann:

We have reviewed your July 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Management Discussion & Analysis, page 49

Critical Accounting Estimates, page 66

Impairments of Long-Lived Assets, page 66

1. We note your response to our prior comment 1 and your disclosure related to the use of published forward oil and natural gas prices in your impairment analyses. We also note that over 68% of your future production considered in the impairment assessment is in years 2021 and beyond. Revise to address material implications associated with your

long-term assumptions. This disclosure should also address the degree of uncertainty associated with your key assumptions and discuss potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

2.   Your response to comment 1 indicates that "reserves that were not economic at the standardized measure pricing could be economic at a forecasted price." Tell us if you included additional proved and probable reserves in your impairment assessment as a result of your forecast price assumptions and the related quantities, if any.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources